September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (612) 303-7881

Richard K. Davis
Chief Executive Officer
US Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

> **Re:** **US Bancorp**
> **Definitive 14A**
> **Filed March 5, 2007**
> **File No. 01-6880**

Dear Mr. Davis:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Compensation Discussion and Analysis, page 19</u>

1. Please discuss how the committee applied your compensation philosophy and compensation program in determining the awards for the named executive officers during the fiscal year. Also, clarify how the targeted levels of compensation compared to your peer group and the other factors considered by the Committee impacted the compensation determinations for compensation earned during the year. Please discuss all factors that affect the size and amount of each type of compensation, including any formula for determining the size of the potential award or the amount of the actual award. Please refer to Item 402(b)(1)(v) of Regulation S-K.

2. Please disclose the quantitative the performance targets which the Committee uses to determine the size of awards under your incentive compensation programs. Also, discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals.   For example, discuss the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). If you did not include performance targets because you concluded that their disclosure would cause competitive harm to US Bancorp, please provide the staff with your confidentiality analysis. Also, for any excluded targets revise your disclosure to provide the discussion of the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

3. Your disclosure suggests that individual performance was a significant factor considered by the Committee in awarding cash incentive compensation and determining annual equity grants. Please disclose and analyze how individual performance contributed to compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions.   See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K.

4. In your discussion of the "choice program" on page 20, explain how this program fits into your overall compensation methodology. In particular, please discuss

why US Bancorp awards equity compensation in the form of restricted stock or options and why the company chooses to allow the executives to choose the mix of options and restricted stock. Please refer to Item 402(b)(1) (vi) and Item 402(b)(2)(iii) of Regulation S-K.

5. Please disclose the material terms of your equity awards to the named executive officers. In particular, please disclose the vesting and expiration dates. Please also discuss, in some detail, the terms of the reload options and the criteria for acceleration of equity awards.

Potential Payments Upon Termination or Change in Control, page 39

6. In Compensation Discussion and Analysis, explain how the Committee determined that payment and benefit levels under the employment and severance agreements and change of control agreements were appropriate. Please refer to Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 46

7. Revise your discussion regarding loans that Officers and Directors have with US Bancorp's banking subsidiaries were on the same terms, including interest rates as those prevailing for other persons not related to the lender. Please refer to Instruction 4(c) (ii) to Item 402(a) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Richard K. Davis, CEO
US Bancorp
September 26, 2007
Page 4

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Laura Bednarski